

December 29, 2010

via U.S. mail and facsimile

Atsushi Maki, Chief Executive Officer
Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

      RE: **Amanasu Environment Corporation**
              Form 10-K/A1 for the Fiscal Year Ended December 31, 2009
              Filed June 25, 2010
              File No. 000-32905

Dear Mr. Maki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2009

General

1. In future amendments, please include an explanatory note in the forepart of the document to explain the reasons for the amendment and to refer to the revised sections.

Report of Independent Registered Public Accounting Firm, page 8

2. We note you amended your 2009 financial statements included in your annual report on Form 10-K. Please tell us whether your auditors considered including

an explanatory paragraph in their report. Please provide a report with an
explanatory paragraph in an amendment or provide us with an explanation of why
your auditors concluded it was not appropriate.

Financial Statements, page 9

3. Please amend your 2009 Form 10-K/A1 to label your audited financial statements
   for the two years ended December 31, 2009 as "restated." Refer to ASC 250-10-
   50-7 for guidance.

Restatements, page 14

4. Please amend your filing to disclose and quantify each error included in your
   restatement. Furthermore, please include footnote disclosure that corresponds to
   the adjustments that you have labeled (A) – (H).

5. Please file an Item 4.02 Form 8-K reporting your restatement. This report was
   due within four business days of your conclusion the financial statements should
   no longer be relied on.

Item 9A – Controls and Procedures, page 20

6. Please tell us how you concluded disclosure controls and procedures were
   effective given the errors identified in the financial statements previously filed on
   Form 10-K.

7. Please tell us how you concluded internal controls over financial reporting were
   effective given the errors identified in the financial statements previously filed on
   Form 10-K.

Certifications

8. We note that you have not filed your certifications in the exact form as set forth in
   Item 601(b)(31)(i) of Regulation S-K. Specifically, paragraph 6 that you include
   as part of your certification is not required. In future filings, please file your
   certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. This
   comment is also applicable to your quarterly reports on Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

9. Please amend your Forms 10-Q for the quarters ending March 31, June 30, and
   September 30, 2010, to provide a clear conclusion on disclosure controls and
   procedures, in accordance with Item 307 of Regulation S-K. Any definition of
   disclosure controls and procedures should conform exactly to Rule 13a-15(e) or

Rule 15d-15(e). If you conclude disclosure controls and procedures are effective, please explain to us how you considered the errors in financial statements filed on your latest Form 10-K and the fact there have been no significant changes in your internal controls since the errors occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief